SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

GasLog Partners LP

(Name of the Issuer)

GasLog Ltd.
GasLog Partners GP LLC
Saturn Merger Sub LLC
GasLog Partners LP

(Names of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number of Class of Securities)

Alexandros Laios, General Counsel

c/o GasLog LNG Services Ltd.

69 Akti Miaouli

18537 Piraeus

Greece
+30 210 459 1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):

With copies to

D. Scott Bennett Andrew C. Elken Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by: (a) GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13e-3 transaction, (b) GasLog Ltd., a Bermuda exempted company (“Parent”), (c) GasLog Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), and (d) Saturn Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 6, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Partnership, the General Partner, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a Marshall Islands limited partnership and as a direct subsidiary of Parent.

Upon completion of the Merger, each Common Unit issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those Common Units held by Parent or its affiliates (the “Sponsor Units”), will be converted into the right to receive $5.37 per Common Unit in cash (the “Merger Consideration”), without interest and reduced by any applicable tax withholding. In addition, as soon as reasonably practicable following the affirmative vote of the holders of at least a majority of the outstanding Common Units, including those held by Parent, in favor of the approval of the Merger Agreement, pursuant to the terms of the Merger Agreement, the board of directors of the Partnership (the “Partnership Board”) will declare a special distribution of $3.28 per Common Unit (with a corresponding amount distributed in respect of each General Partner Unit (as defined in the Partnership Agreement (as defined below))) (the “Special Distribution” and, together with the Merger Consideration, the “Consideration”) with a record date on a business day prior to the anticipated closing date of the Merger and a payment date occurring on or prior to the closing date of the Merger, which dates will be reasonably agreed between the Partnership and Parent. Accordingly, holders of Common Units (other than the Sponsor Units) will, assuming that such holders hold Common Units both on the record date of the Special Distribution and at the Effective Time, receive overall consideration of $8.65 per Common Unit. The Sponsor Units and the General Partner Units will remain outstanding after the Merger, and the General Partner will remain the sole general partner of the Partnership. Each of the Partnership’s Class B Units (as defined in the Proxy Statement (as defined below)) issued and outstanding immediately prior to the Effective Time, all of which are held by Parent, will be canceled and cease to exist, and no consideration will be delivered in respect thereof. Each of the issued and outstanding Partnership’s Series A Preference Units, Series B Preference Units and Series C Preference Units (in each case as defined in the Partnership Agreement (as defined below)) which entitle the holder thereof to a preference with respect to distributions, or as to the distribution of assets upon any liquidation event, over Common Units (collectively, the “Preference Units”) will remain outstanding upon completion of the Merger and continue to trade on the New York Stock Exchange immediately following completion of the Merger, and no consideration will be delivered in respect thereof.

The conflicts committee (the “Conflicts Committee”) of the Partnership Board, comprised solely of two independent directors who meet the requirements for membership on the Conflicts Committee set forth in the Seventh Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and advised by its own independent legal and financial advisors, has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the common unitholders (the “Common Unitholders”) other than Parent and its affiliates (the “Unaffiliated Unitholders”), (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting Special Approval (as defined in the Partnership Agreement)), and (c) recommended to the Partnership Board that the Partnership Board (i) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to the Common Unitholders.

In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Consideration to be received by the Unaffiliated Unitholders in the Merger is fair, from a financial point of view, to the Partnership and to the Unaffiliated Unitholders.

On April 6, 2023, the Partnership Board, acting upon the recommendation of the Conflicts Committee, unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (c) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the Common Unitholders and (d) resolved to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to the Common Unitholders.

In connection with the Merger, the board of directors of Parent (the “Parent Board”) (a) reviewed and evaluated the Merger and the Merger Agreement, the Voting and Support Agreement, dated as of April 6, 2023 (the “Support Agreement”), by and between Parent and the Partnership, the debt commitment letter, dated as of April 6, 2023, by and between Parent and DNB (UK) Ltd. (the “Debt Commitment Letter”), and various other agreements (collectively, the “Transaction Documents”) for the purpose of determining whether the Merger is in the best interests of Parent and (b) determined whether or not to approve the Merger and the Transaction Documents. The Parent Board along with its advisors conducted a review and evaluation of the proposed Merger.

The Parent Board, by unanimous vote at a meeting held on April 6, 2023, (a) determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Transaction Documents, were in the best interests of Parent, (b) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Transaction Documents, and (c) passed resolutions approving and adopting the Transaction Documents and the transactions contemplated thereby, including the Merger.

Parent, in its capacity as the sole member of Merger Sub, by written consent dated as of April 6, 2023, (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of Merger Sub, (b) declared it advisable to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated thereby and (c) approved the adoption of the Transaction Documents, the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger.

Parent, in its capacity as the sole member of the General Partner, by written consent dated as of April 6, 2023, (a) consented to and approved the terms and conditions of the Merger Agreement, the execution and delivery thereof and the performance by the Partnership of its obligations thereunder, the consummation of the transactions contemplated thereby, including the Merger, and all other actions or matters necessary or appropriate to give effect to the foregoing, (b) approved the execution and delivery by the Partnership of the Support Agreement and (c) approved the adoption, execution, delivery and performance of the Transaction Documents.

The Partnership will make available to its Common Unitholders a proxy statement (the “Proxy Statement”, a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special meeting of the Common Unitholders, at which the Common Unitholders will consider and vote upon, among another proposals, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference in its entirety herein, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)            Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

(b)            Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“The Partnership Special Meeting of Common Unitholders – Who Can Vote at the Special Meeting”

(c)            Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(d)            Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(e)            Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Certain Purchases and Sales of Common Units”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c)      Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Information Concerning Parent, the General Partner and Merger Sub”

“Information Concerning Partnership”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)            Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders”

“Special Factors”

“Proposal No. 1. The Merger Agreement”“Material U.S. Federal Income Tax Consequences of the Merger”

“Material Non-United States Tax Considerations”

Annex A: The Merger Agreement

(c)            Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Who Can Vote at the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Quorum”

“The Partnership Special Meeting of Common Unitholders – Vote Required for Approval”

“Special Factors – Effect of the Merger”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Special Factors – Provisions for Unaffiliated Unitholders”

“Proposal No. 1. The Merger Agreement”

“Unit Ownership”

“Proposal No. 2. Possible Adjournment to Solicit Additional Proxies If Necessary or Appropriate”

Annex A: The Merger Agreement

(d)            Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – No Appraisal Rights”

(e)            Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Provisions for Unaffiliated Unitholders”

(f)             Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)            Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Information Concerning Parent, the General Partner and Merger Sub”

“Information Concerning the Partnership”

“Where You Can Find More Information”

(b)-(c)      Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Proposal No. 1. The Merger Agreement”

“Information Concerning Parent, the General Partner and Merger Sub”

“Information Concerning the Partnership”

Annex A: The Merger Agreement

(e)            Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Vote Required for Approval”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Special Factors – Delisting and Deregistration of Common Units”

“Proposal No. 1. The Merger Agreement”

“The Support Agreement”

“Unit Ownership”

“Information Concerning Parent, the General Partner and Merger Sub”

“Information Concerning the Partnership”

Annex A: The Merger Agreement

Annex B: The Support Agreement

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A Item 1006

(b)            Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – Effect of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Primary Benefits and Detriments of the Merger”

“Special Factors – Ownership of Partnership After the Merger”

“Special Factors – Delisting and Deregistration of Common Units”

“Proposal No. 1. The Merger Agreement”

“Delisting and Deregistration”

Annex A: The Merger Agreement

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of the Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Primary Benefits and Detriments of the Merger”

“Special Factors – Delisting and Deregistration of Common Units”

“Proposal No. 1. The Merger Agreement”

“Delisting and Deregistration”

Annex A: The Merger Agreement

Annex B: The Support Agreement

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION

Regulation M-A Item 1013

(a)            Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Primary Benefits and Detriments of the Merger”

(b)            Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Opinion of Financial Advisor of the Conflicts Committee”

(c)            Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Primary Benefits and Detriments of the Merger”

“Special Factors – Opinion of Financial Advisor of the Conflicts Committee”

(d)            Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – Effect of the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Primary Benefits and Detriments of the Merger”

“Special Factors – Delisting and Deregistration of Common Units”

“Proposal No. 1. The Merger Agreement”

“Delisting and Deregistration”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Material Non-United States Tax Considerations”

Annex A: The Merger Agreement

ITEM 8. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

Regulation M-A Item 1014

(a)-(b)      Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“Special Factors – Opinion of Financial Advisor of the Conflicts Committee”

Annex C: Opinion of Evercore

(c)            Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Who Can Vote at the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Quorum”

“The Partnership Special Meeting of Common Unitholders – Vote Required for Approval”

“Proposal No. 1. The Merger Agreement”

Annex A: The Merger Agreement

(d)            Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Opinion of Financial Advisor of the Conflicts Committee”

Annex C: Opinion of Evercore

(e)            Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

(f)            Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Proposal No. 1. The Merger Agreement”

“Information Concerning the Partnership”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b)      Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by Evercore and provided to the Conflicts Committee on February 3, 2023, February 9, 2023, February 27, 2023, March 3, 2023, March 13, 2023, March 14, 2023, March 19, 2023, March 30, 2023, April 1, 2023, and April 6, 2023, are set forth as Exhibits (c)(2)-(c)(11) hereto, respectively, and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors – Fees and Expenses”

“Where You Can Find More Information”

Annex C: Opinion of Evercore

(c)            Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Partnership during its regular business hours by any interested Common Unitholder or representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b)      Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing of the Merger”

“Special Factors – Fees and Expenses”

“Proposal No.1. The Merger Agreement”

(c)            Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Fees and Expenses”

“Proposal No.1. The Merger Agreement – Fees and Expenses”

(d)            Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b)      Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Unit Ownership”

“Certain Purchases and Sales of Common Units”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e)      Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Vote Required for Approval”

“The Partnership Special Meeting of Common Unitholders – Recommendation of the Partnership Board”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Parent Board Approval of the Merger”

“Special Factors – Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger”

“Special Factors – Purpose of Parent and Reasons for the Merger”

“The Support Agreement”

Annex B: The Support Agreement

ITEM 13. FINANCIAL STATEMENTS

Regulation M-A Item 1010

(a)            Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data of Partnership”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 20-F for the year ended December 31, 2022, and the unaudited condensed consolidated financial statements for the quarter ended March 31, 2023, included in the Partnership’s Form 6-K are incorporated herein by reference.

(b)            Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Since the Special Distribution will be paid before the Merger and the Merger Consideration will be paid solely in cash, and, as a result, Common Unitholders will have no continuing interest in Partnership after the Merger, such pro forma data is not material to Common Unitholders and, as such, has not been presented.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b)      Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger, the Special Distribution and the Special Meeting”

“The Partnership Special Meeting of Common Unitholders – Recommendation of the Partnership Board”

“The Partnership Special Meeting of Common Unitholders – Solicitation of Proxies”

“Special Factors – Background of the Merger”

“Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors – Opinion of Financial Advisor of the Conflicts Committee”

“Special Factors – Interests of the Directors and Executive Officers of Partnership in the Merger”

“Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)            Golden Parachute Compensation. Not applicable.

(c)            Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Proxy Statement of the Partnership (the “Proxy Statement”).
(a)(2)	Form of Proxy Card (incorporated herein by reference to Annex D of the Proxy Statement).
(a)(3)	Letter to the Common Unitholders of the Partnership (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release of the Partnership, dated April 6, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished April 6, 2023).
(b)(1)	Debt Commitment Letter, dated April 6, 2023, between Parent and DNB (UK) Ltd.
(c)(1)	Opinion of Evercore, dated April, 6 2023 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)	Discussion materials prepared by Evercore, dated February 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(3)	Discussion materials prepared by Evercore, dated February 9, 2023, for the Conflicts Committee of the Partnership Board.
(c)(4)	Discussion materials prepared by Evercore, dated February 27, 2023, for the Conflicts Committee of the Partnership Board.
(c)(5)	Discussion materials prepared by Evercore, dated March 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(6)	Discussion materials prepared by Evercore, dated March 13, 2023, for the Conflicts Committee of the Partnership Board.
(c)(7)	Discussion materials prepared by Evercore, dated March 14, 2023, for the Conflicts Committee of the Partnership Board.
(c)(8)	Discussion materials prepared by Evercore, dated March 19, 2023, for the Conflicts Committee of the Partnership Board.
(c)(9)	Discussion materials prepared by Evercore, dated March 30, 2023, for the Conflicts Committee of the Partnership Board.
(c)(10)	Discussion materials prepared by Evercore, dated April 1, 2023, for the Conflicts Committee of the Partnership Board.
(c)(11)	Discussion materials prepared by Evercore, dated April 6, 2023, for the Conflicts Committee of the Partnership Board.
(d)(1)	Agreement and Plan of Merger, dated April 6, 2023, by and among the Partnership, the General Partner, Parent and Merger Sub. (incorporated herein by reference to Annex A of the Proxy Statement).

Exhibit No.	Description
(d)(2)	Seventh Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 5, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 6-K, filed by the Partnership on August 5, 2020).
(d)(3)	Voting and Support Agreement, dated as of April 6, 2023, by and between Parent and the Partnership (incorporated herein by reference to Annex B of the Proxy Statement).
(f)	None.
(g)	None.
107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 5, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Director & CEO

GASLOG LTD.

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO

GASLOG PARTNERS GP LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO of GasLog Ltd., the sole member of Gaslog Partners GP LLC

SATURN MERGER SUB LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO